EXHIBIT 99.25



                               BANRO CORPORATION
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                                  PRESS RELEASE
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                                  STOCK OPTIONS


Toronto, June 24, 2004 - Banro Corporation (the "Company") (TSX Venture - BNR) announces that it has granted, pursuant to the terms of the Company's stock option plan, 450,000 stock options, each such stock option entitling the holder to purchase one common share of the Company at a price of Cdn$8.00 until June 22, 2009.


For further information, please contact:

Arnold T. Kondrat
Executive Vice President
Phone: (416) 366-2221
Fax:   (416) 366-7722


The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.